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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                          Pacific Gulf Properties Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   694396 10 2
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

Brian L. Fleming
301 West Huntington Drive
Arcadia, CA  91107                          818/574-5550
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  May 30, 1996
- --------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box/ /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes").


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                                  SCHEDULE 13D


CUSIP NO. 694396 10 2                             PAGE 2 of 9 PAGES

- --------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
           Santa Anita Realty Enterprises, Inc.
           95-3520818
- --------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
- --------------------------------------------------------------------------------
   3    SEC USE ONLY

- --------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
           00
- --------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /

- --------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
- --------------------------------------------------------------------------------
           NUMBER                  7    SOLE VOTING POWER
             OF                            0
           SHARES             --------------------------------------------------
       BENEFICIALLY                8    SHARED VOTING POWER
       OWNED BY EACH                       0
         REPORTING            --------------------------------------------------
          PERSON                   9    SOLE DISPOSITIVE POWER
           WITH                            0
                              --------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                           0
- --------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
- --------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
- --------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0
- --------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
               CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                                   ATTESTATION


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                                                                     PAGE 3 of 9


ITEM 1.   SECURITY AND ISSUER

    Common Stock, $.01 par value

    Pacific Gulf Properties Inc.
    363 San Miguel Drive
    Suite 100
    Newport Beach, CA 92660-7805

ITEM 2.   IDENTITY AND BACKGROUND

    This report is filed by Santa Anita Realty Enterprises, Inc., a Delaware corporation ("SARE"). SARE is a party to a Pairing Agreement dated as of December 20, 1979 with Santa Anita Operating Company, a Delaware corporation ("SAOC"), pursuant to which the common stock of SARE is paired with the common stock of SAOC so that it is transferable only in units consisting of one share of SARE common stock and one share of SAOC common stock. SAOC owns less than one percent of the outstanding equity securities of SARE. SARE does not own equity securities of SAOC. SARE denies the existence of a group with SAOC.

    The following information relates to SARE

    (a)   Santa Anita Realty Enterprises, Inc.

    (b)   301 West Huntington Drive
          Arcadia, CA 91007

    (c) SARE is a real estate investment trust of which the revenues are derived principally from the rental of real property and interest on investments.

    (d)   Not applicable

    (e)   Not applicable

    As required by Instruction C, the following information relates to each executive officer of SARE:

    (a)   William C. Baker

    (b)   301 West Huntington Drive
          Arcadia, CA 91007

    (c)   Chairman of the Board and Chief Executive Officer

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


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                                                                     PAGE 4 of 9


    (a)   Sherwood C. Chillingworth

    (b)   301 West Huntington Drive
          Arcadia, CA 91007

    (c)   Vice Chairman of the Board and Executive Vice President

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


    (a)   Christopher T. Stirling

    (b)   301 West Huntington Drive
          Arcadia, CA 91007

    (c)   President and Chief Operating Officer

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


    (a)   Brian L. Fleming

    (b)   301 West Huntington Drive
          Arcadia, CA 91007

    (c)   Executive Vice President, Chief Financial Officer and Secretary

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


    (a)   Tom D. Austin

    (b)   301 West Huntington Drive
          Arcadia, CA  91007

    (c)   Vice President

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


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                                                                     PAGE 5 of 9


    (a)   Madison A. Jobe, Jr.

    (b)   301 West Huntington Drive
          Arcadia, CA  91007

    (c)   Vice President

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


As required by Instruction C, the following information relates to each director of SARE:

    (a)   William C. Baker
    (b)-(f)  See above


    (a)   Sherwood C. Chillingworth

    (b)-(f)  See above


    (a)   Thomas J. Barrack, Jr.

    (b)   1999 Avenue of the Stars, Suite 1200
          Los Angeles, CA  90067

    (c)   Executive, Colony Capital, Inc.

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


    (a)   Richard S Cohen

    (b)   301 East Colorado Blvd , #602
          Pasadena, CA 91101-1911

    (c)   Attorney, Cohen Law Offices

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


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                                                                     PAGE 6 of 9


    (a)   James P. Conn

    (b)   350 Park Avenue
          New York, NY  10022

    (c)   Executive, Financial Security Assurance

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


    (a)   Arthur Lee Crowe

    (b)   140 South Lake Avenue, Suite 267
          Pasadena, CA 91101

    (c)   Investor

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


    (a)   John C. Cushman, III

    (b)   601 South Figueroa Street, 47th Floor
          Los Angeles, CA  90017

    (c)   Executive, Cushman Realty Corporation

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


    (a)   Taylor B. Grant

    (b)   4770 Campus Drive, #100
          Newport Beach, CA 92660

    (c)   Real Estate Developer

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


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                                                                     PAGE 7 of 9



    (a)   Stephen F. Keller

    (b)   301 West Huntington Drive
          Arcadia, CA 91007

    (c) Chairman of the Board of Directors of SAOC; Chief Executive Officer of SAOC

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


    (a)   J. Terrence Lanni

    (b)   3799 Las Vegas Blvd. South
          Las Vegas, NV  89100

    (c)   Executive, MGM Grand, Inc.

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


    (a)   Thomas P. Mullaney

    (b)   9454 Wilshire Blvd. #900
          Beverly Hills, CA  90212

    (c)   General Partner, Matthews, Mullaney & Co.

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


    (a)   William D. Schulte

    (b)   108 South Hudson Place
          Los Angeles, CA 90004

    (c)   Investor

    (d)   Not applicable

    (e)   Not applicable

    (f)   USA


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                                                                     PAGE 8 of 9


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    In November 1993, SARE entered into a Purchase and Sale Agreement to sell its multifamily and industrial operations to Pacific Gulf Properties Inc. ("Pacific"), in conjunction with Pacific's proposed public offering of common stock and debentures. The transaction was structured in two parts.

    On February 18, 1994, SARE completed the first part of this transection by selling to Pacific ten multifamily properties, containing 2,654 apartment units, located in Southern California, the Pacific Northwest and Texas and three industrial properties, containing an aggregate of 185,000 leasable square feet of industrial space, located in the State of Washington (the "Transferred Properties"). SARE's corporate headquarters building and related assets were also acquired by Pacific.

    In consideration of the sale of the Transferred Properties, SARE received approximately $44.4 million in cash and 150,000 shares of the common stock of Pacific. In addition, SARE was relieved of about $44.3 million of mortgage debt on the Transferred Properties.

    Effective October 1, 1994, SARE completed the second part of the transaction, the sale of its interest in Baldwin Industrial Park to Pacific. As a result, effective October 31, 1994, Pacific delivered to SARE an additional 634,419 shares of Pacific common stock as consideration for the transaction, corporate headquarters and other net assets.

ITEM 4. PURPOSE OF TRANSACTION

    On May 30, 1996, SARE closed the sale of its 784,419 shares of Pacific common stock pursuant to the terms of an underwritten registered offering, at a gross selling price of $16.375 per share. As a result of the sale, SARE now owns zero shares of Pacific common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUE.

    (a)   0 shares; 0%

    (b)   Not applicable

    (c)   See Item 4, above

    (d)   Not applicable

    (e)   May 30, 1996


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                                                                     PAGE 9 of 9


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to a Purchase and Sale Agreement ("Agreement") by and between SARE and Pacific, dated as of November 15, 1993, SARE has agreed not to transfer, assign, sell, encumber or otherwise dispose of the stock acquired pursuant to the Agreement ("Shares") until February 18, 1995. Thereafter, pursuant to the Agreement, SARE may transfer the Shares (a) in a registered offering effected pursuant to the Registration Rights Agreement, (b) pursuant to Rule 144 under the Securities Act, if available, and (c) in a private sale with the consent of Pacific.

    Pursuant to the Agreement, as amended, Pacific has a right of first refusal for a period of five business days should SARE propose to transfer the Shares (including pursuant to registration rights). Pursuant to the Registration Rights Agreement, under certain circumstances, beginning February 9, 1995, SARE can request Pacific to effect a registration of the Shares under the Securities Act of 1993. In addition, Pacific will offer SARE the ability to register the Shares in the event Pacific proposes to register any of its stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

    Not applicable

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: June 11, 1996           SANTA ANITA REALTY ENTERPRISES, INC.



                              ------------------------------------
                              Brian L. Fleming
                              Executive Vice President and
                              Chief Financial Officer